Exhibit 99.8

LIMITED WAIVER, CONSENT AND FOURTH AMENDMENT

TO LOAN AND SECURITY AGREEMENT

THIS LIMITED WAIVER, CONSENT AND FOURTH AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “Amendment”) is entered into as of May 12, 2024, by and among OXFORD FINANCE LLC, a Delaware limited liability company with an office located at 115 South Union Street, Suite 300, Alexandria, VA  22314 (“Oxford”), as collateral agent (in such capacity, “Collateral Agent”), the Lenders listed on Schedule 1.1 thereof or otherwise a party thereto from time to time (each a “Lender” and collectively, the “Lenders”), CENTOGENE N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 72822872 (“Parent”), CENTOGENE GMBH, a company with limited liability (Gesellschaft mit beschränkter Haftung) incorporated under the laws of Germany with offices located at Am Strande 7, 18055 Rostock, Germany, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Rostock under HRB 14967 (“Centogene Germany”), CENTOSAFE B.V., a private limited liability company (besloten vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 80366120 (“Centosafe”) and CENTOGENE US, LLC, a Delaware limited liability company with offices located at 99 Erie Street, Cambridge, MA 02139 (together with Parent, Centogene Germany and Centosafe, individually and collectively, jointly and severally, “Borrower”).

A.            Collateral Agent, Borrower and Lenders have entered into that certain Loan and Security Agreement dated as of January 31, 2022, as amended by that certain First Amendment to Loan and Security Agreement dated as of July 28, 2022, as amended by that certain Second Amendment to Loan and Security Agreement dated as of April 30, 2023, and as amended by that certain Third Amendment to Loan and Security Agreement dated as of November 1, 2023 (as further amended, supplemented or otherwise modified from time to time, the “Loan Agreement”) pursuant to which Lenders have provided to Borrower certain loans in accordance with the terms and conditions thereof;

B.            Events of Default have occurred and are continuing under (i) Section 8.2(a) of the Loan Agreement as a result of Borrower’s violation of Section 6.2(a) of the Loan Agreement for its failure to deliver to Collateral Agent and Lenders on or before April 29, 2024 the audited consolidated financial statements for the fiscal year ended December 31, 2023, together with an unqualified opinion on such financial statements from an independent certified public accounting firm, (ii) Section 2.1 of the Consent Under Original LSA as a result of Borrower’s failure to obtain the prior written approval of Collateral Agent and Required Lenders prior to entering into that certain First Amendment to Loan Agreement dated as of April 23, 2024 by and between Parent and PIC, which amends the PIC Loan Agreement (which, for avoidance of doubt, is a PIC Transaction Document) and (iii) Section 8.2(a) of the Loan Agreement as a result of Borrower’s violation of Section 7.1 of the Loan Agreement for its failure to obtain the prior written approval of Collateral Agent and Required Lenders prior to entering into that certain KSA Receivables Transfer Agreement dated as of April 23, 2024 by and between Centogene Germany and PIC (collectively, the “Existing Events of Default”);

C.            Borrower has requested that Collateral Agent and Required Lenders waive their rights and remedies against Borrower, limited specifically to the Existing Events of Default. Although neither Collateral Agent nor Required Lenders are under any obligation to do so, the Collateral Agent and Required Lenders are willing to not exercise their rights and remedies against Borrower related to the specific Existing Events of Default subject to, and in accordance with, the terms and conditions set forth herein, and in reliance upon the representations and warranties set forth herein;

D.            Borrower desires that Parent enter into (i) that certain Second Amendment to Loan Agreement dated on or about the date hereof by and between Parent and PIC (together with all exhibits and schedules thereto, in the form attached hereto as Exhibit A-1 and as the same may be amended to the extent permitted by Section 4 hereof, the “PIC Second Amendment to Loan Agreement”), (ii) that certain Variation Agreement No. 1 to Technology Transfer and Intellectual Property License Agreement dated on or about the date hereof by and between Parent and Genomics Innovations Company Limited (together with all exhibits and schedules thereto, in the form attached hereto as Exhibit B and as the same may be amended to the extent permitted by Section 4 hereof, the “PIC IP Variation Agreement”), (iii) that certain Variation Agreement No. 1 to KSA Receivables Transfer Agreement dated on or about the date hereof between Centogene Germany and PIC (together with all exhibits and schedules thereto, in the form attached hereto as Exhibit C-1 and as the same may be amended to the extent permitted by Section 4 hereof, the “PIC Amendment to Receivables Agreement”), (iv) that certain Share Purchase Agreement dated on or about the date hereof by and between Parent, as seller, and PIC, as purchaser (together with all exhibits and schedules thereto, in the form attached hereto as Exhibit D and as the same may be amended to the extent permitted by Section 4 hereof, the “PIC SPA”), (v) that certain Variation Agreement No. 1 to Consultancy Agreement dated on or about the date hereof by and between Parent and Genomics Innovations Company Limited (together with all exhibits and schedules thereto, in the form attached hereto as Exhibit E and as the same may be amended to the extent permitted by Section 4 hereof, the “PIC Amendment to Consultancy Agreement”) and (vi) that certain Amendment to Second Registration Rights Agreement dated on or about the date hereof by and between Parent and PIC (together with all exhibits and schedules thereto, in the form attached hereto as Exhibit F and as the same may be amended to the extent permitted by Section 4 hereof, the “PIC Amendment to Registration Rights Agreement”, together with the PIC Second Amendment to Loan Agreement, the PIC IP Variation Agreement, the PIC Amendment to Receivables Agreement, the PIC SPA and the PIC Amendment to Consultancy Agreement, the “Proposed Lifera Transaction Documents”);

E.             Section 7 of the Loan Agreement and Section 2.1 of the Consent Under Original LSA require Borrower to obtain the consent of Collateral Agent and Required Lenders to enter into (i) that certain First Amendment to Loan Agreement dated as of April 23, 2024 by and between Parent and PIC (together with all exhibits and schedules thereto, in the form attached hereto as Exhibit A-2 and as the same may be amended to the extent permitted by Section 4 hereof, the “PIC First Amendment to Loan Agreement”), (ii) that certain KSA Receivables Transfer Agreement dated as of April 23, 2024 by and between Centogene Germany and PIC (together with all exhibits and schedules thereto, in the form attached hereto as Exhibit C-2 and as the same may be amended to the extent permitted by Section 4 hereof, the “Existing PIC Receivables Agreement”) and (iii) the Proposed Lifera Transaction Documents and together with the PIC First Amendment to Loan Agreement and the Existing PIC Receivables Agreement, the “Lifera Transaction Documents”) and consummate the transaction contemplated thereby and Borrower has requested that Collateral Agent and Required Lenders provide such consent, and Collateral Agent and Required Lenders have agreed to provide such consent subject to, and in accordance with, the terms and conditions set forth herein, and in reliance upon the representations and warranties set forth herein;

F.             Borrower has requested that Collateral Agent and the Required Lenders modify certain provisions of the Loan Agreement; and

G.            Collateral Agent and the Required Lenders have agreed to amend certain provisions of the Loan Agreement, subject to, and in accordance with, the terms and conditions set forth herein, and in reliance upon the representations and warranties set forth herein.

Agreement

NOW, THEREFORE, in consideration of the promises, covenants and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Borrower, the Required Lenders and Collateral Agent hereby agree as follows:

1.            Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Loan Agreement.

2.            Waiver of Existing Events of Default. Subject to the terms and conditions hereof, Collateral Agent and Required Lenders hereby waive the Existing Events of Default.

3.            Consent. Subject to the terms and conditions hereof, Collateral Agent and Required Lenders hereby consent to the execution, delivery and performance of the Lifera Transaction Documents in the forms attached hereto as Exhibit A through Exhibit E and consummation of the transactions contemplated thereby. Any amendment to the Lifera Transaction Documents, including any exhibit or schedule thereto, or waiver of any condition contained therein, that is adverse to Borrower or Lenders in any material respect, or could reasonably be expected to be adverse to Borrower or Lenders in any material respect, shall require the prior written approval of Collateral Agent and Required Lenders.

4.              Limitation of Waiver and Consent.

4.1           The waiver set forth in Section 2 above shall apply only with respect to the Existing Events of Default. The agreement by Collateral Agent and Required Lenders to waive the Existing Events of Default (a) in no way shall be deemed an agreement by Collateral Agent or any Lender to waive Borrower’s compliance with the sections of the Loan Agreement that resulted in the Existing Events of Default, (b) shall not limit or impair Collateral Agent’s or any Lender’s right to demand strict performance of such sections after the date of this Amendment, (c) shall not limit or impair Collateral Agent’s or any Lender’s right to demand strict performance of all other covenants of the Loan Agreement and (d) shall not prejudice any right, remedy or obligation which Collateral Agent, Lenders or Borrower may now have or may have in the future under or in connection with any Loan Document. The waiver set forth in Section 2 above is effective for the purposes set forth herein and shall be limited precisely as written and shall not be deemed to (a) be a consent to any amendment, waiver or modification of any other term or condition of any Loan Document, or (b) otherwise prejudice any right, remedy or obligation which Lenders or Borrower may now have or may have in the future under or in connection with any Loan Document.

4.2           Except for the consents set forth in Section 3 above, Collateral Agent and the Lenders have not consented to, and are not consenting to, any other transaction or action or inaction in violation of the Loan Agreement or any other Loan Document. The consents set forth in Section 3 above are effective for the purposes set forth therein and shall be limited precisely as written and shall not (a) be deemed to be a consent to any amendment, waiver or modification of any other term or condition of any Loan Document, including, without limitation, a waiver of any default or Event of Default under the Loan Agreement resulting from Borrower’s failure to consummate the transactions contemplated by the Lifera Transaction Documents or the breach or fulfillment of any of Borrower’s obligations under the Lifera Transaction Documents, (b) limit or impair Collateral Agent’s or any Lender’s right to demand strict performance of all other covenants, or (c) prejudice any right, remedy or obligation which Collateral Agent, Lenders or Borrower may now have or may have in the future under or in connection with any Loan Document.

5.              Amendments to Loan Agreement.

5.1          Section 6.2(a)(ii) (Audited Financial Statements). Section 6.2(a)(ii) of the Loan Agreement is amended and restated as follows:

“(ii)         as soon as available, but no later than the earlier of (A) one hundred twenty (120) days after the last day of Parent’s fiscal year (other than Parent’s fiscal year ended December 31, 2023, which will be no later than May 15, 2024) or (B) within five (5) days of filing with the Securities and Exchange Commission, audited consolidated financial statements prepared under IFRS, consistently applied, together with an unqualified opinion on the financial statements from an independent certified public accounting firm acceptable to Collateral Agent in its reasonable discretion;”.

5.2          Section 6.15 (Financial Consultancy Engagements). New Section 6.15 is hereby added after Section 6.14 of the Loan Agreement as follows:

“6.15      Financial Consultancy Engagements. On or prior to May 22, 2024 and all times thereafter until the earlier to occur of (a) the closing of a strategic transaction and (b) achievement of cash flow positive, Borrower shall engage (i) Oliver Wyman or another financial consultancy firm acceptable to Collateral Agent and (ii) a chief restructuring/transformation officer acceptable to Collateral Agent, such engagements for the purpose of maximizing Borrower’s ability to reach and maintain positive cash flow and the closing of a strategic transaction. In addition, Borrower agrees to comply with the terms set forth on Schedule 1 attached to the Fourth Amendment.”

5.3          Section 8.2 (Covenant Default). Section 8.2(a) of the Loan Agreement is hereby amended and restated in its entirety as follows:

“(a)         Borrower or any of its Subsidiaries fails or neglects to perform any obligation in Sections 6.2 (Financial Statements, Reports, Certificates), 6.4 (Taxes), 6.5 (Insurance), 6.6 (Operating Accounts), 6.7 (Protection of Intellectual Property Rights), 6.9 (Notice of Litigation and Default), 6.10 (Financial Covenant), 6.11 (Landlord Waivers; Bailee Waivers), 6.12 (Creation/Acquisition of Subsidiaries), 6.14 (PIC Transaction Documents), 6.15 (Financial Consultancy Engagements), or Borrower violates any covenant in Section 7; or”

5.4          Section 8.13 (Delisting). Section 8.13 of the Loan Agreement is hereby deleted in its entirety.

5.5           Section 13 (Definitions). The following terms and their respective definitions are hereby amended and restated in their entirety in Section 13 of the Loan Agreement:

“Loan Documents” are, collectively, this Agreement, the Consent Under Original LSA, the Perfection Certificates, each Compliance Certificate, each Disbursement Letter, the Post Closing Letter, the Dutch Security Documents, the German Security Documents, each Intellectual Property security agreement, the Success Fee Agreement, the PIC Subordination Agreement, any other subordination agreements, any note or notes or guaranties executed by Borrower or any other Person, and any other present or future agreement entered into by Borrower, any Guarantor or any other Person for the benefit of the Lenders and Collateral Agent in connection with this Agreement; all as amended, restated, or otherwise modified.

“PIC Transaction Documents” are, collectively, the PIC Joint Venture Agreement, the PIC Loan Agreement, the PIC Preemptive Rights Agreement (as defined in the Consent Under Original LSA), the PIC ROFO Agreement (as defined in the PIC Loan Agreement), the PIC Registration Rights Agreement (as defined in the Consent Under Original LSA), the PIC JV Consultancy Agreement, the PIC JV Laboratory Services Agreement, the PIC JV Technology Transfer and IP License Agreement, the PIC SPA (as defined in the Fourth Amendment) and the PIC Receivables Agreement (as defined in the Fourth Amendment).

5.6           Section 13 (Definitions). The following terms and their respective definitions are added to Section 13.1 of the Loan Agreement in appropriate alphabetical order as follows:

“Fourth Amendment” is that certain Limited Waiver, Consent and Fourth Amendment to Loan and Security Agreement dated as of the Fourth Amendment Effective Date by and among Collateral Agent, the Lenders party thereto and Borrower.

“Fourth Amendment Effective Date” means May 12, 2024.

“Success Fee Agreement” is that certain Success Fee Agreement dated as of the Fourth Amendment Effective Date by and among Collateral Agent, Lenders and Borrower.

6.              Limitation of Amendment.

6.1          The amendments set forth in Section 5 above are effective for the purposes set forth herein and shall be limited precisely as written and shall not be deemed to (a) be a consent to any amendment, waiver or modification of any other term or condition of any Loan Document, or (b) otherwise prejudice any right, remedy or obligation which Lenders or Borrower may now have or may have in the future under or in connection with any Loan Document, as amended hereby.

6.2          This Amendment shall be construed in connection with and as part of the Loan Documents and all terms, conditions, representations, warranties, covenants and agreements set forth in the Loan Documents are hereby ratified and confirmed and shall remain in full force and effect.

7.            Representations and Warranties. To induce Collateral Agent and the Required Lenders to enter into this Amendment, Borrower hereby represents and warrants to Collateral Agent and the Required Lenders as follows:

7.1          Immediately after giving effect to this Amendment (a) the representations and warranties contained in the Loan Documents are true, accurate and complete in all material respects as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct in all material respects as of such date) and (b) no Event of Default has occurred and is continuing;

7.2           No Event of Default has occurred and is continuing under the PIC Transaction Documents;

7.3           Borrower has the power and due authority to execute and deliver this Amendment and to perform its obligations under the Loan Agreement, as amended by this Amendment;

7.4           The organizational documents of Borrower delivered to Collateral Agent on the Effective Date, and updated pursuant to subsequent deliveries by or on behalf of the Borrower to the Collateral Agent, remain true, accurate and complete and have not been amended, supplemented or restated and are and continue to be in full force and effect;

7.5           The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not contravene (i) any material law or regulation binding on or affecting Borrower, (ii) any material contractual restriction with a Person binding on Borrower, (iii) any order, judgment or decree of any court or other governmental or public body or authority, or subdivision thereof, binding on Borrower, or (iv) the organizational documents of Borrower;

7.6           The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not require any order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by any governmental or public body or authority, or subdivision thereof, binding on Borrower, except as already has been obtained or made; and

7.7           This Amendment has been duly executed and delivered by Borrower and is the binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium or other similar laws of general application and equitable principles relating to or affecting creditors’ rights.

8.             Loan Document. Borrower, Lenders and Collateral Agent agree that this Amendment shall be a Loan Document. Except as expressly set forth herein, the Loan Agreement and the other Loan Documents shall continue in full force and effect without alteration or amendment. This Amendment and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements.

9.              Release by Borrower.

9.1           FOR GOOD AND VALUABLE CONSIDERATION, Borrower hereby forever relieves, releases, and discharges Collateral Agent and each Lender and their respective present or former employees, officers, directors, agents, representatives, attorneys, and each of them, from any and all claims, debts, liabilities, demands, obligations, promises, acts, agreements, costs and expenses, actions and causes of action, of every type, kind, nature, description or character whatsoever, whether known or unknown, suspected or unsuspected, absolute or contingent, arising out of or in any manner whatsoever connected with or related to facts, circumstances, issues, controversies or claims existing or arising from the beginning of time through and including the date of execution of this Amendment solely to the extent such claims arise out of or are in any manner whatsoever connected with or related to the Loan Documents, the Recitals hereto, any instruments, agreements or documents executed in connection with any of the foregoing or the origination, negotiation, administration, servicing and/or enforcement of any of the foregoing (collectively “Released Claims”).

9.2           By entering into this release, Borrower recognizes that no facts or representations are ever absolutely certain and it may hereafter discover facts in addition to or different from those which it presently knows or believes to be true, but that it is the intention of Borrower hereby to fully, finally and forever settle and release all matters, disputes and differences, known or unknown, suspected or unsuspected in relation to the Released Claims; accordingly, if Borrower should subsequently discover that any fact that it relied upon in entering into this release was untrue, or that any understanding of the facts was incorrect, Borrower shall not be entitled to set aside this release by reason thereof, regardless of any claim of mistake of fact or law or any other circumstances whatsoever. Borrower acknowledges that it is not relying upon and has not relied upon any representation or statement made by Collateral Agent or Lenders with respect to the facts underlying this release or with regard to any of such party’s rights or asserted rights.

9.3            This release may be pleaded as a full and complete defense and/or as a cross-complaint or counterclaim against any action, suit, or other proceeding that may be instituted, prosecuted or attempted in breach of this release. Borrower acknowledges that the release contained herein constitutes a material inducement to Collateral Agent and the Lenders to enter into this Amendment, and that Collateral Agent and the Lenders would not have done so but for Collateral Agent’s and the Lenders’ expectation that such release is valid and enforceable in all events.

10.            Effectiveness. This Amendment shall be deemed effective as of the date hereof upon Collateral Agent’s receipt, in form and substance reasonably satisfactory to Collateral Agent, of the following fully-executed documents, and completion of the following matters:

10.1        this Amendment;

10.2        the First Amendment to Subordination Agreement by and between Collateral Agent and PIC dated as of the date hereof;

10.3        the Success Fee Agreement;

10.4        true and correct executed copies of the Lifera Transaction Documents; and

10.5        evidence of the receipt by Parent of the proceeds of the First Tranche Purchase Price (as defined in the PIC Receivables Agreement) of not less than $5,000,000, in a Collateral Account of Parent located in Germany.

11.           Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument. Delivery by electronic transmission (e.g. “.pdf”) of an executed counterpart of this Amendment shall be effective as a manually executed counterpart signature thereof.

12.           Governing Law. This Amendment and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first set forth above.

BORROWER:

CENTOGENE N.V.

By
Name: Miguel Coego
Title: Chief Financial Officer, Legal & IT

By
Name: Peter Bauer
Title: Chief Medical and Genomic Officer

CENTOGENE GMBH

By
Name: Miguel Coego
Title: CFO/Managing Director (Geschäftsführer)

By
Name: Michael Priebe
Title: VP Finance (Prokurist)

CENTOSAFE B.V.

By
Name: Miguel Coego
Title: CFO/Managing Director

CENTOGENE US, LLC

By
Name: Dr. Mario D’Alessandro
Title: SVP, Business Development

[Signature Page to Fourth Amendment to LSA]

COLLATERAL AGENT:

OXFORD FINANCE LLC

By
Name: Colette H. Featherly
Title: Senior Vice President

LENDERS:

OXFORD FINANCE FUNDING XII LLC
OXFORD FINANCE FUNDING XIII LLC
OXFORD FINANCE FUNDING 2020-1 LLC

By: Oxford Finance LLC, as servicer

By:
Name: Colette H. Featherly
Title: Senior Vice President

OXFORD FINANCE CREDIT FUND FUNDING TRUST II, as Lender

By: Oxford Finance Credit Fund II LP, as servicer
By: Oxford Finance Advisors, LLC, as manager

By:
Name: Colette H. Featherly
Title: Senior Vice President

OXFORD FINANCE CREDIT FUND III 2024-A, LP, as Lender

By:	Oxford Finance Advisors, LLC, as servicer
By:
Name: Colette H. Featherly
Title: Senior Vice President

[Signature Page to Fourth Amendment to LSA]

Exhibit A-1

PIC Second Amendment to Loan Agreement

See attached.

Exhibit A-2

PIC First Amendment to Loan Agreement

See attached.

Exhibit B

PIC IP Variation Agreement

See attached.

Exhibit C-1

PIC Amendment to Receivables Agreement

See attached.

Exhibit C-2

Existing PIC Receivables Agreement

See attached.

Exhibit D

PIC SPA

See attached.

Exhibit E

PIC Amendment to Consultancy Agreement

See attached.

Exhibit F

PIC Amendment to Registration Rights Agreement

See attached.

Schedule 1

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